Exhibit 99.1

Iusacell Announcement

    MEXICO CITY--(BUSINESS WIRE)--June 27, 2003--Grupo Iusacell, S.A. de C.V. (BMV:CEL) (NYSE:CEL) ("Iusacell" or the "Company") announced today that its subsidiary, Grupo Iusacell Celular, S.A. de C.V. ("Iusacell Celular") formally requested an additional extension of its temporary Amendment and Waiver (the "Amendment") of certain provisions and defaults under its US$266 million Amended and Restated Credit Agreement, dated as of March 29, 2001 (the "Credit Agreement"). The lenders under the Credit Agreement acknowledge receiving the Iusacell Celular request and are currently considering and evaluating the Company's request.
    During the first half of 2003, Iusacell Celular exceeded the permitted leverage ratio under the Credit Agreement of 2.50. On April 28, 2003 Iusacell Celular and the lenders entered into a temporary amendment and waiver to the Credit Agreement to increase the permitted leverage ratio from 2.50 to 2.70. On May 22, 2003, the Amendment was extended until June 13, 2003 and on June 12, 2003, the Amendment was further extended until June 26, 2003.
    The Amendment has expired, which resulted in an event of Default (as defined in the Credit Agreement) as if the Amendment had never been executed. Accordingly, the lenders under the Credit Agreement have the right to declare the indebtedness under their loan immediately due and payable.

    About Iusacell

    Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE: CEL; BMV: CEL) is a wireless cellular and PCS service provider in seven of Mexico's nine regions, including Mexico City, Guadalajara, Monterrey, Tijuana, Acapulco, Puebla, Leon and Merida. The Company's service regions encompass a total of approximately 92 million POPs, representing approximately 90% of the country's total population.

    This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

    CONTACT: Grupo Iusacell, S.A. de C.V., Mexico City
             Russell A. Olson, 011-5255-5109-5751
             russell.olson@iusacell.com.mx
             or
             Carlos J. Moctezuma, 011-5255-5109-5780
             carlos.moctezuma@iusacell.com.mx